NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES BOSTON HOUSTON DALLAS AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES Dwight A. Kinsey DIRECT DIAL: +1 212 404 8727 PERSONAL FAX: +1 212 818 9606 E-MAIL: DAKinsey@duanemorris.com www.duanemorris.com	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR ALLIANCES IN MEXICO AND SRI LANKA

June 25, 2021

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Evaxion Biotech A/S.
Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, Evaxion Biotech A/S, incorporated under the laws of the Kingdom of Denmark (the “Company”), we hereby submit a draft Confidential Registration Statement on Form F-l (the “Draft Registration Statement”) relating to a proposed public offering in the United States of the Company’s ordinary shares, DKK 1 nominal value, to be represented by American Depositary Shares (the “Proposed Offering”).

The Company’s initial registration statement on Form F-1 (File No. 333-251982) (the “IPO Registration Statement”) was declared effective by the Securities and Exchange Commission (the “Commission”) on February 4, 2021. The Draft Registration Statement was prepared based on the IPO Registration Statement and includes certain updates to the Company’s financial, business and other information since the effectiveness of the IPO Registration Statement.

The Draft Registration Statement is submitted via EDGAR to the Commission for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the 12th month following February 4, 2021, the effective date of the IPO Registration Statement, and that it will publicly file the Registration Statement on Form F-1 for the Proposed Offering (the “Registration Statement”) and the Draft Registration Statement such that these filings will be publicly available on the EDGAR system at least 48 hours prior to the requested effective time and date of the Registration Statement.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at 917-620-3675 (mobile) or at DAKinsey@duanemorris.com (email), or Rina R. Patel at 212-404-8736 (work), or RRPatel@duanemorris.com (email).

Very truly yours,

/s/ Dwight A. Kinsey
Dwight A. Kinsey, Esq.

Duane Morris llp
230 Park Avenue, Suite 1130 NEW YORK, NY 10169-0079	PHONE: +1 212 818 9200 FAX: +1 212 818 9606